Exhibit 99.1

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARIES

Ocala, Florida

Audited Consolidated Financial Statements

At December 31, 2008 and 2007 and For the Years Then Ended

(Together with Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

Independent BancShares, Inc.

Ocala, Florida

We have audited the accompanying consolidated balance sheets of Independent BancShares, Inc. and Subsidiaries (the “Company”) at December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, an audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

HACKER, JOHNSON & SMITH PA

Tampa, Florida

March 26, 2009

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

($ in thousands, except per share amounts)

	December 31,
	2008	2007
Assets
Cash and due from banks	$6,569	5,287
Interest-earning deposits	32	6
Federal funds sold	3,152	3,436

Cash and cash equivalents	9,753	8,729

Certificate of deposit	750	600
Securities available for sale	35,370	40,886
Loans, net of allowance for loan losses of $1,915 and $1,887	148,493	152,092
Accrued interest receivable	905	1,057
Federal Home Loan Bank stock	925	926
Federal Reserve Bank stock	237	237
Premises and equipment, net	8,175	7,841
Foreclosed real estate	2,021	—
Deferred tax asset	951	680
Goodwill	1,525	1,525
Customer intangible, net	305	375
Other assets	1,218	767

Total assets	$210,628	215,715

Liabilities and Stockholders’ Equity
Liabilities:
Noninterest-bearing demand deposits	16,108	18,055
NOW, money-market and savings deposits	70,367	81,375
Time deposits	92,232	83,737

Total deposits	178,707	183,167

Federal Home Loan Bank advances	10,000	10,000
Junior subordinated debenture	2,062	2,062
Other borrowings	1,385	2,341
Accrued interest payable and other liabilities	2,041	937

Total liabilities	194,195	198,507

Commitments (Notes 4 and 10)

Stockholders’ equity:
Common stock, $2 par value, 2,000,000 shares authorized, 1,235,644 shares issued and outstanding	2,471	2,471
Additional paid in capital	8,831	8,831
Retained earnings	5,218	5,969
Accumulated other comprehensive loss	(87)	(63)

Total stockholders’ equity	16,433	17,208

Total liabilities and stockholders’ equity	$210,628	215,715

See Accompanying Notes to Consolidated Financial Statements.

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands)

	Year Ended December 31,
	2008	2007
Interest income:
Loans	$10,059	11,730
Securities	1,689	1,849
Other	273	200

Total interest income	12,021	13,779

Interest expense:
Deposits	5,087	6,370
Borrowings	567	736

Total interest expense	5,654	7,106

Net interest income	6,367	6,673

Provision for loan losses	1,306	187

Net interest income after provision for loan losses	5,061	6,486

Noninterest income:
Service charges on deposit accounts	484	470
Brokerage fees	569	618
Gain on sale of securities	9	2
Other	506	636

Total noninterest income	1,568	1,726

Noninterest expense:
Salaries and employee benefits	4,254	4,108
Occupancy and equipment	901	795
Data processing	643	496
Advertising and business development	72	189
Directors’ fees	155	164
Stationery and supplies	105	122
Other	2,046	1,491

Total noninterest expense	8,176	7,365

(Loss) earnings before income taxes	(1,547)	847

Income tax (benefit) expense	(796)	91

Net (loss) earnings	$(751)	756

(Loss) earnings per share – basic and diluted	$(0.61)	0.61

See Accompanying Notes to Consolidated Financial Statements.

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2008 and 2007

($ in thousands)

					Accumulated Other Comprehensive Loss
	Common Stock		Additional Paid-In Capital			Total Stockholders’ Equity
	Shares	Par Amount		Retained Earnings
Balance at December 31, 2006	1,176,973	$2,354	7,517	6,649	(359)	16,161

Comprehensive income:
Net earnings	—	—	—	756	—	756
Net change in unrealized loss on securities available for sale, net of income taxes	—	—	—	—	296	296

Comprehensive income						1,052

5% stock dividends	58,671	117	1,314	(1,431)	—	—
Cash in lieu of shares	—	—	—	(5)	—	(5)

Balance at December 31, 2007	1,235,644	2,471	8,831	5,969	(63)	17,208

Comprehensive loss:
Net loss	—	—	—	(751)	—	(751)
Net change in unrealized loss on securities available for sale, net of income tax benefit	—	—	—	—	(24)	(24)

Comprehensive loss						(775)

Balance at December 31, 2008	1,235,644	$2,471	8,831	5,218	(87)	16,433

See Accompanying Notes to Consolidated Financial Statements.

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2008	2007
Cash flows from operating activities:
Net (loss) earnings	$(751)	756
Adjustments to reconcile net (loss) earnings to net cash provided by (used in) operating activities:
Depreciation and amortization	393	345
Provision for loan losses	1,306	187
Deferred income taxes (benefit)	(266)	(6)
Amortization of customer intangible	70	115
Net amortization of premiums and discounts on securities	41	220
Net decrease (increase) in accrued interest receivable	152	(132)
Net increase in other asset	(451)	(289)
Net increase (decrease) in accrued interest payable and other liabilities	1,104	(2,443)
Gain on sale of securities available for sale	(9)	—
Loss on sale of foreclosed real estate	3	—

Net cash provided by (used in) operating activities	1,592	(1,247)

Cash flows from investing activities:
Purchase of securities available for sale	(6,754)	(9,992)
Maturities, sales, and principal repayments of securities available for sale	12,209	10,355
Loan repayments (originations), net	114	(2,294)
Purchase of premises and equipment	(727)	(249)
Redemption of Federal Home Loan Bank stock	1	9
Purchase of HKH Financial Center, Inc.	—	(2,019)
Purchase of certificates of deposit	(4,850)	(600)
Maturities of certificates of deposit	4,700	—
Proceeds from sale of foreclosed real estate	155	—

Net cash provided by (used in) investing activities	4,848	(4,790)

Cash flows from financing activities:
Net (decrease) increase in deposits	(4,460)	3,681
Net decrease in other borrowings	(956)	(1,187)
Cash paid in lieu of fractional shares	—	(5)

Net cash (used in) provided by financing activities	(5,416)	2,489

Net increase (decrease) in cash and cash equivalents	1,024	(3,548)

Cash and cash equivalents at beginning of year	8,729	12,277

Cash and cash equivalents at end of year	$9,753	8,729

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

(In thousands)

	Year Ended December 31,
	2008	2007
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest, net of capitalized interest of $196 and $6	$5,686	7,139

Taxes	$—	36

Noncash transactions:
Accumulated other comprehensive loss, net change in unrealized loss on securities available for sale, net of income taxes	$(24)	296

Common stock dividend	$—	1,431

Transfer from loans to foreclosed real estate	$2,179	—

See Accompanying Notes to Consolidated Financial Statements.

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007 and for the Years then Ended

(1) General and Summary of Significant Accounting Policies

Organization. Independent BancShares, Inc. (the “Holding Company”) owns 100% of the outstanding common stock of Independent National Bank (the “Bank”) and HKH Financial Center, Inc., d/b/a Independent Financial Partners (“IFP”), (collectively, the “Company”). The Holding Company’s primary business activity is the operation of the Bank and IFP. The Bank is a nationally-chartered commercial bank and its deposits are insured up to the applicable limits by the Federal Deposit Insurance Corporation (“FDIC”). The Bank offers a variety of financial services to individual and corporate customers through its five banking offices located in Marion and Sumter Counties, Florida. IFP is a financial services company registered with the National Association of Securities Dealers (“NASD”). IFP has an established product and brokering agreement with Raymond James Financial Services, Inc.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of the Holding Company, the Bank and IFP. All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting practices of the Company conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The following summarizes the more significant of these polices and practices:

Use of Estimates. In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest-earning deposits and federal funds sold, all of which mature within ninety days.

The Bank is required under Federal Reserve Board regulations to maintain reserves, generally consisting of cash or noninterest-earning accounts, against its transaction deposit accounts. At December 31, 2008 and 2007, these required reserves were $0.8 million and $0.9 million, respectively.

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(1) General and Summary of Significant Accounting Policies, Continued

Securities. Securities can be classified as either trading, available for sale or held to maturity. Securities that are held principally for resale in the near term are considered trading securities and recorded at fair value with changes in fair value recorded in operations. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as “held to maturity” and are reported at amortized cost. Available for sale securities consist of securities not classified as trading securities nor as held to maturity securities. Unrealized holding gains and losses, net of tax, on available for sale securities are excluded from operations and reported in accumulated other comprehensive loss. Gains and losses on the sale of available for sale securities are recorded on the trade date and are determined using the specific-identification method. Purchase premiums and discounts are recognized in interest-income using the interest method over the terms of the securities.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans. Management has the intent, and the Company has the ability to hold for the foreseeable future or until maturity or pay-offs, to report loans at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

Loan commitment and origination fees are deferred and certain direct origination costs are capitalized. Both are recognized as an adjustment of the yield of the related loan.

The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to operations. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(1) General and Summary of Significant Accounting Policies, Continued

Allowance for Loan Losses, Continued. The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are impaired. For such loans, an allowance is established when the discounted cash flows or the collateral value of the impaired loan is lower than the carrying value of that loan. The general component covers all other loans and is based on historical loss experience adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial, commercial real estate and construction and land development loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller-balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer or residential real estate and home equity loans for impairment disclosures.

Premises and Equipment. Land is carried at cost. Buildings, furniture and equipment are carried at cost, less accumulated depreciation computed principally using the straight-line method over the estimated useful life of each type of asset.

Years
Buildings	39
Furniture and equipment	3-7

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(1) General and Summary of Significant Accounting Policies, Continued

Foreclosed Real Estate. Real estate acquired through, or in lieu of, foreclosure, is initially recorded at the lower of fair value or the loan balance plus acquisition costs at the date of foreclosure. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in operations.

Transfer of Financial Assets. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against deferred income tax assets which are not likely to be realized.

The Holding Company, the Bank and IFP file consolidated income tax returns. Income taxes are allocated between the Holding Company, the Bank and IFP as though separate income tax returns were filed.

Advertising. The Company expenses all media advertising as incurred.

Goodwill. Goodwill represents the excess of the acquisition cost over the fair value of the net assets acquired. Generally accepted in the United States of America accounting principles require goodwill to be tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired. Based on the impairment tests performed, there was no impairment of goodwill during the year ended December 31, 2008. There can be no assurance that future goodwill impairment tests will not result in a charge to operations.

Fair Value Measurements. Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements.

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(1) General and Summary of Significant Accounting Policies, Continued

Fair Value Measurements, Continued. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and model-driven valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services.

Level 3: Unobservable inputs to measure fair value of assets and liabilities for which there is little, if any market activity at the measurement date, using reasonable inputs and assumptions based upon the best information at the time, to the extent that inputs are available without undue cost and effort.

In February 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. FAS 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. The impact of adoption had no effect on the Company.

In October 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. This FASB Staff Position clarifies the application of SFAS 157, in determining the fair value of a financial asset when the market for that financial asset is not active. This FASB Staff Position was effective upon issuance.

The following describes valuation methodologies used for assets and liabilities measured at fair value:

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(1) General and Summary of Significant Accounting Policies, Continued

Fair Value Measurements, Continued.

Securities Available for Sale. Where quoted prices are available in an active market, securities are classified within level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds, certain mortgage products and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments, which would generally be classified within level 2 of the valuation hierarchy, include certain collateralized mortgage and debt obligations and certain high-yield debt securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the valuation hierarchy. Securities classified within level 3 include certain residual interests in securitizations and other less liquid securities.

Impaired Loans. Nearly all of the Company’s loans are evaluated individually for impairment. Estimates of fair value are determined based on a variety of information, including the use of available appraisals, estimates of market value by licensed appraisers or local real estate brokers and the knowledge and experience of the Company’s management related to values of properties in the Company’s market areas. Management takes into consideration the type, location and occupancy of the property as well as current economic conditions in the area the property is located in assessing estimates of fair value. Accordingly, fair value estimates for impaired loans are classified as Level 3.

Off-Balance-Sheet Instruments. In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of undisbursed lines of credit and construction loans, commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded.

Comprehensive (Loss) Income. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in operations. Although certain changes in assets and liabilities, such as net unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the consolidated balance sheets, such items along with net (loss) earnings, are components of comprehensive (loss) income.

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(1) General and Summary of Significant Accounting Policies, Continued

Comprehensive (Loss) Income, Continued. The components of other comprehensive income are as follows (in thousands):

	Year Ended December 31,
	2008	2007
Unrealized holding losses on available for sale securities	$(20)	475
Reclassification adjustment for net gain realized in operations	(9)	(2)

Net change in unrealized gains	(29)	473
Income taxes (benefit)	(5)	177

Net change in unrealized (loss) gain, net of tax	$(24)	296

Fair Values of Financial Instruments. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

Securities Available for Sale. Fair values for securities are based on the framework for measuring fair value established by SFAS 157.

Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Federal Home Loan Bank Stock and Federal Reserve Bank Stock. Fair value of the Company’s investment in Federal Home Loan Bank stock and Federal Reserve Bank stock is based on its redemption value.

Accrued Interest Receivable. The carrying amounts of accrued interest approximate their fair values.

Deposits. The fair values disclosed for noninterest-bearing demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated expected monthly maturities on time deposits.

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(1) General and Summary of Significant Accounting Policies, Continued

Fair Values of Financial Instruments, Continued.

Federal Home Loan Bank Advances. Fair values are estimated using discounted cash flow analysis based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Junior Subordinated Debentures. Fair values are estimated using discounted cash flows analysis based on the Company’s current incremental rates for similar types of equity instruments.

Other Borrowings. The carrying amounts of borrowings under retail customer repurchase agreements and federal funds purchased approximate fair value.

Off-Balance-Sheet Financial Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

(Loss) Earnings Per Share. Basic (loss) earnings per share is computed on the basis of the weighted-average number of common shares outstanding, which was 1,235,644 and 1,235,687 shares during the years ended December 31, 2008 and 2007, respectively. There is no dilution to basic earnings per share because the Company does not have any common stock equivalents.

Recent Accounting Pronouncements. In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”). SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and early implementation is not permitted. SFAS 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. Acquisition related costs including finder’s fees, advisory, legal, accounting valuation and other professional and consulting fees are required to be expensed as incurred. Management is in the process of evaluating the impact of SFAS 141(R) and does not anticipate it will have a material impact on the Company’s consolidated financial condition or results of operations.

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(1) General and Summary of Significant Accounting Policies, Continued

Recent Accounting Pronouncements, Continued. On February 20, 2008, the FASB issued FSP No. FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions (“FSP 140-3”). FSP 140-3 requires that an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of, the initial transfer be evaluated together as a linked transaction under SFAS 140, unless certain criteria are met. FSP 140-3 is effective for the Company’s financial statements for the year and interim periods within the year beginning January 1, 2009. The adoption of FSP 140-3 did not have a material impact on the Company’s consolidated financial condition or results of operations.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles (“GAAP”) in the United States. This Statement was effective in December 2008. The adoption of SFAS 162 did not have a material impact on the Company’s consolidated financial condition or results of operations.

(2) Securities Available for Sale

Management has classified all securities as available for sale. The carrying amount of these securities and their approximate fair values are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At December 31, 2008:
U. S. Government agency securities	$3,511	49	—	3,560
Mortgage-backed securities	17,309	335	(200)	17,444
Municipal bonds	14,681	46	(361)	14,366

	$35,501	430	(561)	35,370

At December 31, 2007:
U. S. Government agency securities	1,000	—	(2)	998
Mortgage-backed securities	23,324	148	(171)	23,301
Municipal bonds	15,164	50	(128)	15,086
Commercial paper and time deposits	1,500	1	—	1,501

	$40,988	199	(301)	40,886

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2) Securities Available for Sale, Continued

Available for sale securities measured at fair value at December 31, 2008 on a recurring basis are summarized below (in thousands):

		Fair Value Measurements Using
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities	$35,370	—	34,750	620

The table below presents a reconciliation for all available-for-sale securities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2008 (in thousands):

Balance, January 1, 2008	$491
Total gains or losses (unrealized):
Included in other comprehensive loss	136
Principal repayments	(7)

Balance, December 31, 2008	$620

The contractual maturity of securities available for sale as of December 31, 2008 follows (in thousands):

	Amortized Cost	Fair Value
Due in one year or less	$4,260	4,291
Due after one year through five years	6,340	6,289
Due after five years through ten years	3,321	3,319
Due after ten years	4,271	4,027
Mortgage-backed securities	17,309	17,444

	$35,501	35,370

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2) Securities Available for Sale, Continued

The following summarizes sales of securities available for sale (in thousands):

	Year Ended December 31,
	2008	2007
Proceeds from sale of securities available for sale	$2,726	2,332

Gross gains	10	16
Gross losses	(1)	(14)

Net gain on sale of securities available for sale	$9	2

Securities with carrying values of approximately $6.0 million and $8.0 million at December 31, 2008 and 2007, respectively, were pledged to secure other borrowings and public deposits.

Information pertaining to securities with gross unrealized losses at December 31, 2008, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows (in thousands):

	Under Twelve Months		Over Twelve Months
	Gross Unrealized Loss	Approximate Fair Value	Gross Unrealized Loss	Approximate Fair Value
Debt Securities:
Mortgage-backed securities	$(31)	2,717	(169)	6,131
Municipal bonds	(171)	7,092	(190)	2,334

Total debt securities	$(202)	9,809	(359)	8,465

The unrealized losses on seventy-four investment securities available for sale were caused by interest rate changes. It is expected that the securities would not be settled at a price less than the par value of the investments. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(3) Loans

The components of loans are as follows (in thousands):

	At December 31,
	2008	2007
Commercial real estate	$68,036	65,251
Residential real estate and home equity	54,092	49,154
Construction and land development	17,520	27,379
Commercial	8,004	9,456
Consumer	2,842	2,866

Total loans	150,494	154,106

Deduct:
Allowance for loan losses	(1,915)	(1,887)
Net deferred loan fees	(86)	(127)

Loans, net	$148,493	152,092

The following is a summary of the activity in the allowance for loan losses (in thousands):

	At December 31,
	2008	2007
Allowance, at beginning of year	$1,887	1,899
Provision for loan losses	1,306	187
Loan charge-offs	(1,283)	(291)
Loan recoveries	5	92

Allowance, at end of year	$1,915	1,887

Nonaccrual loans were approximately $3.2 million and $751,000 at December 31, 2008 and 2007, respectively. There were no accruing loans past due ninety days or more at December 31, 2008 or 2007.

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(3) Loans, Continued

Impaired loans are as follows (in thousands):

	At December 31,
	2008	2007
Gross loans with no related allowance for loan loss	$3,095	—

Gross loans with a related allowance for loan loss recorded	—	2,328
Less: Allowance on these loans	—	(164)

Net investment in impaired loans	$3,095	2,164

Impaired collateral-dependent loans are carried at fair value when the current collateral value is lower than the carrying value of the loan. Those impaired collateral-dependent loans which are measured at fair value or a nonrecurring basis at December 31, 2008 are as follows (in thousands):

Fair Value	Level 1	Level 2	Level 3	Total Losses	Losses Recorded in Operations
$ 3,095	—	—	3,095	101	101

The average net investment in impaired loans and interest income recognized and received on impaired loans are as follows (in thousands):

	Year Ended December 31,
	2008	2007
Average investment in impaired loans	$870	542

Interest income recognized on impaired loans	$—	2

Interest income received on impaired loans	$5	2

The Company grants real estate, commercial and consumer loans to customers primarily in the State of Florida with the majority of such loans in the Marion County area. Therefore, the Company’s exposure to credit risk is significantly affected by changes in the economy of the Marion County area. The Company does not have any significant concentrations to any one industry or customer.

The Company has construction and land development loans, generally with original terms of 10 years or less, aggregating $17.5 and $20.1 million at December 31, 2008 and 2007, respectively, the primary source of repayment is the sale of the related collateral or the conversion of the existing debt into debt at another financial institution. The majority of these loans are located in Marion County, Florida.

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(3) Loans, Continued

With the uncertain real estate market in Marion County, Florida, in the short-term, obtaining refinancing or sale of the collateral may be difficult or impossible under terms acceptable to the borrower. Management is closely monitoring these loans and believes the allowance for loan losses at December 31, 2008 is adequate.

(4) Premises and Equipment

Premises and equipment are as follows (in thousands):

	At December 31,
	2008	2007
Cost:
Land	$3,697	3,696
Buildings	3,849	3,827
Furniture and equipment	2,720	2,815
Construction in process	601	202

Total cost	10,867	10,540

Less accumulated depreciation and amortization	(2,692)	(2,699)

Premises and equipment, net	$8,175	7,841

The Company has two leases on facilities under operating leases. One lease is for a compliance/training facility, which expires in 2009. The second lease is on a facility which houses IFP, the lease was renewed in November 2008 for a term of two years. Rent expense under operating leases was $117,000 and $87,800 for the years ended December 31, 2008 and 2007, respectively. Future minimum rental commitments are $50,000 for 2009 and $34,000 for 2010.

In addition, the Company has entered into contracts with the architects and engineers to design its future main bank office. The Company expects the facility to cost approximately $5.7 million. However, the Company has not put the project out to bid, nor does it have an estimated completion date.

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(5) Deposits

The aggregate amount of time deposits, each with a minimum denomination of $100,000, was approximately $45.7 million and $42.5 million at December 31, 2008 and 2007, respectively.

At December 31, 2008, the scheduled maturities of time deposits are as follows (in thousands):

Year Ending December 31,
2009	$72,862
2010	6,368
2011	6,142
2012	3,637
2013	3,214

$92,223

(6) Federal Home Loan Bank Advances

Federal Home Loan Bank (“FHLB”) advances are as follows (in thousands):

	Interest Rate at December 31,			At December 31,
Maturing in Year Ending December 31,	2008		2007	2008	2007
2011	5.02	%(a)	5.02%	$5,000	5,000
2016	3.57	%(a)	3.57%	5,000	5,000

				$10,000	10,000

(a)	FHLB has the option to convert to a floating rate at which time the Company may prepay the advance without penalty.

The advances are collateralized by the Company’s FHLB stock and qualifying residential mortgages pledged as collateral under a blanket floating lien agreement. As of December 31, 2008, the Company had a remaining available line with the FHLB of approximately $22.3 million.

(7) Junior Subordinated Debenture

Independent Bancshares Capital Trust I (the “Trust”) was formed for the sole purpose of issuing $2,000,000 of Trust Preferred Securities. In accordance with Financial Accounting Standards Interpretation No. 46 “Consolidation of Variable Interest Entities” (as revised December 2003), the Company accounts for the Trust under the equity method of accounting.

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(7) Junior Subordinated Debenture, Continued

On December 18, 2006, the Trust sold adjustable-rate Trust Preferred Securities due March 15, 2036 in the aggregate principal amount of $2,000,000 (the “Capital Securities”) in a pooled trust preferred securities offering. The interest rate on the Capital Securities adjusts quarterly, to a rate equal to the then current three-month London Interchange Bank Offering Rate (“LIBOR”), plus 185 basis points. In addition, the Holding Company contributed capital of $62,000 to the Trust for the purchase of the common securities of the Trust. The proceeds from these sales were paid to the Holding Company in exchange for $2,062,000 of its adjustable-rate Junior Subordinated Debentures (the “Debentures”) due March 15, 2036. The Debentures have the same terms as the Capital Securities. The sole asset of the Trust, the obligor on the Capital Securities, is the Debentures.

The Holding Company has guaranteed the Trust’s payment of distributions on, payments on any redemptions of, and any liquidation distribution with respect to, the Capital Securities. Cash distributions on both the Capital Securities and the Debentures are payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year. Issuance costs of approximately $10,000 associated with the Capital Securities have been capitalized by the Holding Company and are being amortized over the expected life of the securities.

The Capital Securities are subject to mandatory redemption (i) in whole, but not in part, upon repayment of the Debentures at stated maturity or, at the option of the Holding Company, their earlier redemption in whole upon the occurrence of certain changes in the tax treatment or capital treatment of the Capital Securities, or a change in the law such that the Trust would be considered an Investment Company and (ii) in whole or in part at any time on or after March 15, 2012 contemporaneously with the optional redemption by the Holding Company of the Debentures in whole or in part. The Debentures are redeemable prior to maturity at the option of the Holding Company (i) on or after March 15, 2012, in whole at any time or in part from time to time, or (ii) in whole, but not in part, at any time within 90 days following the occurrence and continuation of certain changes in the tax treatment or capital treatment of the Capital Securities, or a change in law such that the Trust would be considered an Investment Company, required to be registered under the Investment Company Act of 1940.

(8) Other Borrowings

The Company enters into repurchase agreements with customers that sweep funds from deposit accounts into investment accounts. These investment accounts are not federally insured and are treated as borrowings. These agreements require the Company to pledge securities as collateral for these borrowings. At December 31, 2008 and 2007, respectively, the outstanding balance of such borrowings totaled $1.4 million and $2.3 million and the Company pledged securities with a carrying value of approximately $3.6 million and $4.3 million, respectively, as collateral for these agreements.

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(8) Other Borrowings, Continued

The Company has unsecured federal funds purchased lines of credit totaling $6.9 million with two correspondent banks. The Company did not have any borrowings outstanding under these lines at December 31, 2008 and 2007.

(9) Income Taxes

Income taxes (benefit) consist of the following (in thousands):

	Year Ended December 31,
	2008	2007
Current:
Federal	$(530)	97
State	—	—

Total current	(530)	97

Deferred:
Federal	(176)	(5)
State	(90)	(1)

Total deferred	(266)	(6)

Total income taxes (benefit)	$(796)	91

The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are summarized as follows ($ in thousands):

	Year Ended December 31,
	2008		2007
	Amount	%	Amount	%
Income taxes (benefit) at statutory rate	$(526)	(34.0)%	$288	34.0%
Increase in income taxes resulting from:
State income taxes, net of Federal tax benefit	(59)	(3.8)	—	—
Tax-exempt income, net	(172)	(11.1)	(172)	(20.3)
Other	(39)	(2.6)	(25)	(3.0)

Income taxes (benefit)	$(796)	(51.5)%	$91	10.7%

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(9) Income Taxes, Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

	Year Ended December 31,
	2008	2007
Deferred tax assets:
Allowance for loan losses	$620	661
Net operating loss carryforwards	53	—
Unrealized loss on securities available for sale	44	39
Deferred loan fees and costs	32	47
Impaired loan interest	15	22
Foreclosed real estate	98	—
Alternative minimum tax credits	201	38

Gross deferred tax assets	1,063	807

Deferred tax liabilities:
Premises and equipment	(86)	(76)
Other	(26)	(51)

Gross deferred tax liabilities	(112)	(127)

Net deferred tax asset	$951	680

At December 31, 2008, the Company had a Florida net operating loss carryforward of approximately $1.5 million available to offset future Florida taxable income. This carryforward will expire in 2028.

(10) Off-Balance-Sheet Financial Instruments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are undisbursed lines of credit and construction loans, commitments to extend credit, and standby letters of credit and may involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(10) Off-Balance-Sheet Financial Instruments, Continued

Commitments to extend credit, including lines of credit, are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit is based on management’s credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These letters of credit are primarily issued to support third-party borrowing arrangements and generally have expiration dates within one year of issuance. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Company generally holds collateral supporting these commitments.

A summary of the amounts of the Company’s financial instruments, with off-balance-sheet risk at December 31, 2008 follows (in thousands):

Contract Amount
Undisbursed lines of credit and construction loans	$5,382

Commitments to extend credit	$6,924

Standby letters of credit	$155

(11) Related Party Transactions and Economic Dependence

In the ordinary course of business, the Company has granted loans and entered into other transactions with principal officers and directors and their affiliates. These transactions have been at market rates prevailing at the time. A summary of related party transactions follows (in thousands):

	At December 31,
	2008	2007
Loans outstanding at year end	$3,398	3,399

New loans originated or advances during year	$1,295	724

Related party loans to directors transferred to loans	$1,282	—

Principal repayments on loans during year	$14	593

Deposits at year end	$5,802	1,397

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(12) Regulatory Matters

Banking regulations place certain restrictions on dividends and loans or advances made by the Bank to the Holding Company.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective actions, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to adjusted total assets (as defined).

As of December 31, 2008, the most recent notification from the regulatory authorities categorized the Bank as well capitalized. An institution must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and percentages are also presented in the table ($ in thousands).

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	%	Amount	%	Amount	%
As of December 31, 2008:
Total Capital to Risk-Weighted Assets	$18,434	12.41%	$11,887	8.0%	$14,858	10.0%
Tier I Capital to Risk-Weighted Assets	16,577	11.16	5,943	4.0	8,915	6.0
Tier I Capital to Adjusted Total Assets	16,577	7.81	8,490	4.0	10,613	5.0

As of December 31, 2007:
Total Capital to Risk-Weighted Assets	19,116	12.1	12,600	8.0	15,750	10.0
Tier I Capital to Risk-Weighted Assets	17,229	10.9	6,300	4.0	9,450	6.0
Tier I Capital to Adjusted Total Assets	17,229	8.0	8,643	4.0	10,803	5.0

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(13) Employee Benefit Plans

The Company has established a 401(k) profit sharing plan covering employees age 18 and over who have completed one year of service. The Company may contribute to the Plan at the discretion of the Board of Directors. There were no contributions to the plan in 2008. The Company contributed $94,000 to the plan during the year ended December 31, 2007.

The Company also has an Employee Stock Purchase Plan that expired in February 2006 under which certain employees could elect to purchase a limited amount of Company’s common stock at a fixed price upon initiation of the plan. There were no shares issued in connection with this Plan during the years ended December 31, 2008 and 2007, respectively.

(14) Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments are as follows (in thousands):

	At December 31,
	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets:
Cash and cash equivalents	$9,753	9,753	8,729	8,729
Certificates of deposit	750	750	600	600
Securities available for sale	35,370	35,370	40,886	40,886
Loans	148,493	145,225	152,092	152,323
Accrued interest receivable	905	905	1,057	1,057
Federal Home Loan Bank stock	925	925	926	926
Federal Reserve Bank stock	237	237	237	237

Financial liabilities:
Deposits	178,707	178,887	183,167	175,671
Federal Home Loan Bank advances	10,000	10,370	10,000	9,750
Junior subordinated debentures	2,062	2,062	2,062	2,063
Other borrowings	1,385	1,385	2,341	2,341

Off-balance-sheet instruments	—	—	—	—

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(15) Business Combination

On January 2, 2007, the Holding Company purchased the assets of IFP, a financial services company, for $2,019,000. IFP is registered with NASD, and has an established product and brokering agreement with Raymond James Financial Services, Inc. Since January 2, 2007, IFP has operated as a wholly-owned subsidiary of the Holding Company. The acquisition of IFP provides the Company with the ability to provide additional services to its customers.

Assets acquired included intangible assets of approximately $2,015,000, consisting of goodwill of $1,525,000, customer intangibles of $490,000 and premises and equipment of $4,000. The principal factors considered in valuing the customer intangible included (1) existing customer revenues, (2) estimated customer attrition and (3) pricing increases based on an inflationary rate for services to be rendered. The customer intangible is being amortized on the straight-line method over a seven year period or $70,000 per year. Goodwill and the customer intangible are evaluated periodically for impairment as of December 31, 2008 the Company determined goodwill and the customer intangible were not impaired. The Company charged off approximately $45,000 in customer intangibles during the year ended December 31, 2007 that were determined to be impaired.

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(16) Holding Company Only Financial Information

The Holding Company’s unconsolidated financial information is as follows (in thousands):

Condensed Balance Sheets

	At December 31,
	2008	2007
Assets

Cash	$101	19
Investment in subsidiaries	18,361	19,203
Other assets	185	82

Total assets	$18,647	19,304

Liabilities and Stockholders’ Equity

Accounts payable	152	34
Junior subordinated debenture	2,062	2,062
Stockholders’ equity	16,433	17,208

Total liabilities and stockholders’ equity	$18,647	19,304

Condensed Statements of Operations

	Year Ended December 31,
	2008	2007
Interest income	$3	8
Interest expense	(103)	(152)
Noninterest expense	(171)	(191)
Income taxes	117	126

Loss before (loss) earnings of subsidiaries	(154)	(209)

(Loss) earnings of subsidiary	(597)	965

Net (loss) earnings	$(751)	756

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(16) Holding Company Only Financial Information, Continued

Condensed Statements of Cash Flows

	Year Ended December 31,
	2008	2007
Cash flows from operating activities:
Net (loss) earnings	$(751)	756
Adjustment to reconcile net (loss) earnings to net cash used in operating activities:
Equity in (loss) earnings of subsidiary	597	(965)
Net (increase) decrease in other assets	(103)	159
Increase in accounts payable	118	28

Net cash used in operating activities	(139)	(22)

Cash flows from investing activities:
Dividend from subsidiary	221	—
Investment in subsidiaries	—	(2,019)

Net cash provided by (used in) investing activities	221	(2,019)

Cash flows from financing activity-
Cash paid in lieu of fractional shares	—	(5)

Net increase (decrease) in cash and cash equivalents	82	(2,046)

Cash at beginning of the year	19	2,065

Cash at end of year	$101	19

Noncash transactions:
Net change in investment in subsidiary due to change in accumulated other comprehensive loss, unrealized loss on securities available for sale, net of income taxes	$(24)	296

Common stock dividend	$—	1,431